FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Management’s Discussion and Analysis of Financial Condition and Results of Operations and interim unaudited consolidated condensed financial statements and related information and data of Top Ships, Inc. (the “Company”) for the six month period ended June 30, 2009.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the “Commission”) on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company’s Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, which has not yet been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)
Dated: August 13, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 1

Management Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30 2009, and should be read in conjunction with our historical interim condensed financial statements and their notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2008.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the Commission, on June 29, 2009.

Overview

We are a provider of international seaborne transportation services, carrying petroleum products, crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this filing, our fleet under management consists of 13 owned (eight tankers and five drybulk vessels).

We employ our tanker and drybulk vessels under time charters, bareboat charters, or in the spot charter market. Two of our tankers and four of our drybulk vessels are currently employed on time charters and six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. 63% of our entire fleet by dwt involves sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

Segments

Since the acquisition of drybulk vessels in the fourth quarter of 2007, we have been analyzing and reporting our results of operations in two segments: tanker fleet and drybulk fleet.

Tanker fleet: For the six months ended June 30, 2009, revenues for this segment were $25.0 million and operating loss $23.3 million.

Drybulk fleet: For the six months ended June 30, 2009, revenues for this segment were $29.5 million and operating income $10.3 million.

A. Operating results

Factors affecting our results of operations – all segments

TCE revenues. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. TCE revenues, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because they assist Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists decision making process.

Voyage Revenues

Tanker segment
Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Drybulk segment
The above also applies to the drybulk segment with the only difference being the different economics that apply in the global markets for oil versus the global market for dry products shipped in bulk. Revenues for the drybulk segment also include amortization of fair value of below market acquired time charter liability. Specifically, when vessels are acquired with period charters attached and the rates on such charters are below market on the acquisition date, we allocate the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached period charter is computed as the present value of the difference between the contractual amount to be received over the term of the period charter and management's estimates of the market period charter rate at the time of acquisition. The fair value of below market period charter is amortized over the remaining period of the period charter as an increase to revenues.

Voyage Expenses

Tanker segment
Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are mainly driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid. This category was less significant in the first six months of 2009 when compared to the relevant period in 2008 due the fact that no vessels operated in the spot market in the first six months of 2009.

Drybulk segment

Our drybulk vessels are operating under time charter or bareboat charter contracts and hence voyage expenses primarily consist of commissions on the time charters.

Charter Hire Expenses

Tanker segment
Charter hire expenses consist of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years.

Drybulk segment
Not applicable.

Other Vessel Operating Expenses

Tanker and Drybulk segment
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own and vessels that we lease under our operating leases. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We analyze vessel operating expenses on a $ / per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance which can be quite significant, or factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew, may also cause these expenses to increase.

Dry-docking Costs

Tanker segment
Dry docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels (see relevant accounting policy) as well as to comply with international shipping standards and environmental laws and regulations. Dry docking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. In the case of tankers, dry docking costs may also be affected by new rules and regulations (see our Annual Report on Form 20-F for the year ended December 31, 2008 - Item 4 – Information on the Company – B. Business Overview – Environmental Regulations).

Drybulk segment

The above discussion for the Tanker Segment also applies to the drybulker segment. The effect of new rules and regulations on cost is lower in the drybulker segment due to the lower pollution risk that this segment has when compared to tankers.

Sub Managers Fees

Tanker segment
Historically, we have been outsourcing part or all of our technical functions and crewing to third parties. Since 2007, Top Tanker Management, our wholly owned subsidiary has been undertaking a larger role in technical management thereby reducing the dependence on third parties. Given the relatively small size of the company our Board of Directors is currently in the process of determining the most cost efficient model of management, i.e. in-house management versus outsourcing. With regards to crewing, we will continue to use third parties due to access to larger pools of crew.

Drybulk segment
Top Tankers Management performs the technical management of the drybulk vessels, except crew management, from the date of delivery to us. Given the relatively small size of the company our Board of Directors is currently in the process of determining the most cost efficient model of management, i.e. in-house management versus outsourcing. With regards to crewing, we will continue to use third parties due to access to larger pools of crew.

Other General and Administrative Expenses

Tanker and Drybulk segments
Other general and administrative expenses include the salaries and other related costs of senior management, directors and other on shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, non cash stock compensation, and corporate overhead. Other general and administrative expenses are Euro denominated except for some legal fees and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

General and administrative expenses are allocated to different segments based on calendar days of vessels operated.

Interest and Finance Costs

Tanker and Drybulk segments
We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR.

Inflation

Tanker and Drybulk segments
Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of operations for the Six months ended June 30, 2008 and June 30, 2009
	Six months ended June 30		change
	2008	2009	June 30, 2009 v June 30, 2008
	($ in thousands)		$	%
Voyage Revenues	149,324	58,429	(90,895)	-60.87%
Voyage expenses	23,617	2,585	(21,032)	-89.05%
Charter hire expense	33,842	10,806	(23,036)	-68.07%
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(2,703)	(7,750)	(5,047)	186.72%
Lease Termination expense	-	15,385	15,385	-
Other Vessel operating expenses	44,427	18,159	(26,268)	-59.13%
Dry-docking costs	9,032	4,202	(4,830)	-53.48%
Depreciation	20,952	14,309	(6,643)	-31.71%
Sub-Manager fees	731	283	(448)	-61.29%
Other general and administrative expenses	14,431	9,586	(4,845)	-33.57%
Foreign currency (gains) / losses, net	551	9	(542)	-98.37%
Gain on sale of vessels	(200)	-	200	-100.00%
Expenses	144,680	67,574	(77,106)	-53.29%
Operating income (loss)	4,644	(9,145)	(13,789)	-296.92%
Interest and finance costs	(18,137)	(5,764)	12,373	-68.22%
Gain / (loss) on financial instruments	(11,607)	264	11,871	-102.27%
Interest income	663	208	(455)	-68.63%
Other, net	7	(142)	(149)	-2128.57%
Total other income (expenses), net	(29,074)	(5,434)	23,640	-81.31%
Net Loss	(24,430)	(14,579)	9,851	-40.32%

Revenues

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Revenues by Segment	($ in thousands)		$	%
Tanker Fleet	104,669	25,032	(79,637)	-76.1%
Drybulk Fleet	33,702	29,486	(4,216)	-12.5%
Unallocated	10,953	3,911	(7,042)	-64.3%
Consolidated Revenues	149,324	58,429	(90,895)	-60.9%

Tanker segment
During the first six months of 2009, tanker revenues were $25.0 million, a decrease of $79.6 million, or 76.1%, from $104.7 million in the corresponding period in 2008. This was mainly a result of the decrease in the size of our old fleet as part of our lease unwinding and fleet renewal strategy. Also during the first six months of 2009, time charter equivalent rate was $15,644 as compared to $31,107 in the corresponding period in 2008, which represents a decrease of 49.7% due to the drop of tanker freight rates experienced during the first six months of 2009 when compared to the high rates of the beginning of 2008.

Drybulk segment
During the first six months of 2009, dry bulk revenues were $29.5 million, a decrease of $4.2 million, or 12.5%, from $33.7 million in the corresponding period in 2008. During the first six months of 2009, time charter equivalent rate was $32,074 compared to $37,687 in the corresponding period in 2008, which represents a decrease of 14.9%.

Unallocated revenues
This amount refers to the amortization of the fair value of the time charter contracts of the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). This amount is included in the total Revenues but is excluded from segment revenue to be consistent with how management evaluates segment performance and allocates resources.

Expenses

1.	Voyage expenses

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Voyage Expenses by Segment	($ in thousands)		$	%
Tanker Fleet	21,987	1,003	(20,984)	-95.4%
Drybulk Fleet	1,630	1,582	(48)	-2.9%
Consolidated Voyage Expenses	23,617	2,585	(21,032)	-89.1%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

Tanker segment
 During the first six months of 2009, voyage expenses were $1.0 million, lower by $21.0 million, or 95.4%, from $22.0 million in the same period in 2008. This was mainly due to the fact that during 2009 none of our tanker vessels operated in the spot market and therefore we were not responsible for their voyage expenses. Expenses incurred during 2009 refer to commissions on vessels under time or bareboat charters.

Drybulk segment
During the first six months of 2009, voyage expenses were $1.6 million, similar to the same period in 2008. These expenses refer to commissions on vessels under time charters.

2.	Charter hire expenses

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Charter Hire Expense by Segment	($ in thousands)		$	%
Tanker Fleet	33,842	10,806	(23,036)	-68.1%
Drybulk Fleet	-	-	-	-
Consolidated Charter Hire Expense	33,842	10,806	(23,036)	-68.1%

Tanker segment
During the first six months of 2009, charter hire expenses were $10.8 million, lower by $23.0 million, or 68.1%, from $33.8 million in the same period in 2008.  This was mainly due to the decrease in the number of leased vessels in our fleet. As a result of the termination of the last leases in the second quarter of 2009, in future reporting periods this expenses category will be insignificant.

3.	Lease termination expense
During the first six months of 2009, we incurred lease termination expenses of $15.3 million due to the termination of the last five chartered-in vessels under operating leases. This expense category is only applicable to the tanker sector and is not recurring.

4.	Amortization of deferred gain on sale and leaseback of vessels

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit by Segment	($ in thousands)		$	%
Tanker Fleet	(2,703)	(7,750)	(5,047)	186.7%
Drybulk Fleet	-	-	-	-
Consolidated Amortization of Deferred Gain on Sale and Leaseback of Vessels	(2,703)	(7,750)	(5,047)	186.7%

Tanker segment
During the first six months of 2009, amortization of deferred gain on sale and leaseback of vessels was $7.7 million, higher by $5.0 million, or 186.7%, from $2.7 million in the same period in 2008. This was due to the termination of the last five leases during the second quarter of 2009 which resulted in the immediate recognition of $14.1 million relating to the deferred gain resulting from the initial sale of these vessels in 2005 and 2006 partially set-off by the seller's credit write-off of $7.9 million.

5.	Other Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, insurance, repairs and maintenance, spares and consumable stores, tonnage taxes and VAT.

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Vessel Operating Expenses by Segment	($ in thousands)		$	%
Tanker Fleet	38,824	13,283	(25,541)	-65.8%
Drybulk Fleet	5,603	4,876	(727)	-13.0%
Consolidated Other Vessel Operating Expenses	44,427	18,159	(26,268)	-59.1%

Tanker segment
During the first six months of 2009, vessel operating expenses were $13.3 million, lower by $25.5 million, or 65.8%, from $38.8 million in the same period in 2008.

On a daily basis, vessel operating expenses decreased in the first six months of 2009 by $4,353 per day, or 36.3%, from 2008. The decrease was mainly due to a decrease in repairs and maintenance costs which were lower during the first six months of 2009 by $2,504 per day, or 54.3%, from 2008. Unplanned repairs and maintenance during the first six months of 2008 due to damages to M/T Faultless, M/T Doubtless and M/T Spotless amounted to $5.5 million thereby affecting operating expenses by $1,705 per day. In addition, the fleet overall required higher repairs and maintenance expenses due to the fact that the vessels were much older. The decrease was also partly due to lower crew wages and related costs which were lower during the first six months of 2009 by $1,234 per day, or 28.0%, from 2008. Crew wages decreased due to a change in the mix of our crew during the latter part of 2008 as well as indemnities paid to seafarers of ships sold and changeover costs related to change of crewing sub-managers. Spares and consumables were also lower during 2009 by $551 per day or 25.8% as a result of less repairs and maintenance.

Drybulk segment
During the first six months of 2009, vessel operating expenses were $4.9 million, lower by $0.7 million, or 13.0%, from $5.6 million in the same period in 2008. During the first six months of 2008 we took delivery of almost all our drybulk vessels. Upon delivery to us, we performed certain works to bring the vessels to our standards of operation and thereby repair and maintenance expenses were higher.

6.	Dry-docking costs

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Dry-docking Costs by Segment	($ in thousands)		$	%
Tanker Fleet	9,032	4,202	(4,830)	-53.5%
Drybulk Fleet	-	-	-	-
Consolidated Dry-docking Costs	9,032	4,202	(4,830)	-53.5%

Tanker segment
During the first six months of 2009, we incurred dry-docking costs of $4.2 million relating to M/T Dauntless and M/T Spotless. For the same period in 2008, dry-docking costs were $9.0 million relating to M/T Ioannis P, M/T Sovereign, M/T Limitless, M/T Edgeless and M/T Endless.

Drybulk segment
During the first six months of 2009 and 2008, we did not incur any dry-docking costs.

7.	Depreciation

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Depreciation by Segment	($ in thousands)		$	%
Tanker Fleet	11,658	4,806	(6,852)	-58.8%
Drybulk Fleet	9,294	9,503	209	2.2%
Consolidated Depreciation	20,952	14,309	(6,643)	-31.7%

Tanker segment
During the first six months of 2009, depreciation expense was $4.8 million, lower by $6.9 million, or 58.8%, from $11.7 million in the same period in 2008. This was a result of the decrease in the number of tankers in our fleet and due to the fact that depreciation of our newbuildings did not affect the entire six-month period ended June 30, 2009 as they were delivered during that period.

Drybulk segment
During the first six months of 2009, depreciation expense increased to $9.5 million from $9.3 million in the same period in 2008.

8.	Sub Managers Fees

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Sub-Manager Fees by Segment	($ in thousands)		$	%
Tanker Fleet	693	242	(451)	-65.1%
Drybulk Fleet	38	41	3	7.9%
Consolidated Sub-Manager Fees	731	283	(448)	-61.3%

Tanker segment
During the first six months of 2009, sub-managers fees were $0.2 million, lower by $0.5 million, or 65.1%, from $0.7 million in the same period in 2008. This was a result of the decrease in the number of tankers in our fleet as part of our lease unwinding and fleet renewal strategy.

Drybulk segment
Submanagers fees for the dry bulk sector are insignificant.

9.	Other General and Administrative Expenses

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Other General and Administrative Expenses by Segment	($ in thousands)		$	%
Tanker Fleet	11,397	6,372	(5,025)	-44.1%
Drybulk Fleet	3,034	3,214	180	5.9%
Consolidated Other General and Administrative Expenses	14,431	9,586	(4,845)	-33.6%

Other general and administrative expenses include the salaries and other related costs of senior management, directors and other on shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses are allocated to different segments based on calendar days of vessels operated. As a result, the below analysis is not performed by segment.

During the first six months of 2009, general and administrative expenses were $9.6 million, lower by $4.8 million, or 33.6%, from $14.4 million in the same period in 2008, mainly due to a lower salaries and related costs by $2.0 million as a result of a reduction of shore based personnel due to the decrease in the number of vessels as well as a decrease in legal, audit and audit related fees. Such fees were higher during the first six months of 2008 as a result of a larger fleet as well as additional work relating to the private placement that took place in the first six months of 2008.

10.	Gain on sale of vessels

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Gain on Sale of Vessels by Segment	($ in thousands)		$	%
Tanker Fleet	(2,368)	-	2,368	-100.0%
Drybulk Fleet	2,168	-	(2,168)	-100.0%
Consolidated Gain on Sale of Vessels	(200)	-	200	-100.0%

Tanker segment
During the first six months of 2009, there was no sale of vessels. For the same period in 2008, gain from sale of vessels was $2.4 million from the sale of M/T Stormless and M/T Noiseless.

Dry bulk segment
During the first six months of 2009, there was no sale of vessels. For the corresponding period in 2008, loss from sale of vessels was $2.2 million from the sale of M/V Bertram.

11.	Interest and Finance Costs

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Interest and Finance Costs by Segment	($ in thousands)		$	%
Tanker Fleet	(9,535)	(2,709)	6,826	-71.6%
Drybulk Fleet	(8,602)	(3,055)	5,547	-64.5%
Consolidated Interest and Finance Costs	(18,137)	(5,764)	12,373	-68.2%

Tanker segment
During the first six months of 2009, interest and finance costs were $2.7 million, a decrease of $6.8 million, or 71.6%, from $9.5 million in the corresponding period in 2008. The decrease is mainly due to the loan prepayment of $108.7 million in September, 2008 associated with the sale of tanker vessels M/T Limitless, M/T Endless, M/T Ellen P, and M/T Stainless, a loan prepayment of $31.7 million in July, 2008 associated with the sale of tanker vessel M/T Edgeless and the lower interest rates that have been prevailing in the market since the second half of 2008. During the second half of 2009, interest and finance costs are expected to increase due to the loans that were drawn-down during the first six months of 2009, in relation to our newbuildings.

Drybulk segment
During the first six months of 2009, interest and finance costs were $3.0 million, a decrease of $5.5 million, or 64.5%, from $8.6 million in the corresponding period in 2008. The decrease is mainly due to the loan prepayment of $42.0 million in April 2008 following the sale of M/V Bertram and the lower interest rates that have been prevailing in the market since the second half of 2008.

Other Income or Expenses Not Allocated to Segments
Our management does not review the gain / (loss) on financial instruments and interest income by segment.

1.	Gain / (loss) on financial instruments

	Six months ended June 30,		change
	2008	2009	June 30, 2009 v June 30, 2008
Gain / (loss) on Financial Instruments	($ in thousands)		$	%
Fair value change on financial instruments	(11,160)	2,146	13,306	-119.2%
Swap Interest	(447)	(1,882)	(1,435)	321.0%
Total Gain / (loss) on Financial Instruments	(11,607)	264	11,871	-102.3%

During the first six months of 2009, gain from fair value change in financial instruments was $2.1 million compared to a loss of $11.2 million for the same period in 2008. The difference can be attributed to the fact that during the first six months of 2008, as well as throughout the rest of the year, financial instrument valuations, had taken into consideration the decrease in interest rates that took place mainly the second half of 2008 and continued in the first half of 2009 thereby negatively affecting our results. Our financial instruments include mainly interest rate swaps that are offering protection against interest rate increases. When interest rates fall, swaps become more expensive due to the fact that the receivable portion follows the fall in interest rates whereas the payable portion remains fixed. This also explains the increase in swap interest during the first six months of 2009.

2.	Interest Income
During the first six months of 2009, interest income was $0.2 million, lower by $0.5 million, or 68.6%, from $0.7 million for the same period in 2008. This was mainly due to lower cash balances maintained in the first six months of 2009 as a result of settling our capital commitments as well as the very low interest rates prevailing in the first six months of 2009.

RECENT DEVELOPMENTS

All recent developments are detailed in our Consolidated Condensed Financial Statements elsewhere in this report.

Discussion on Recent Accounting Pronouncements and Going Concern is detailed in Notes 2 and 3 of our Consolidated Condensed Financial Statements –.

B.        Liquidity and Capital Resources
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends.

As of June 30, 2009, we had total indebtedness under various senior secured credit facilities of $404.7 million, excluding unamortized financing fees, with our lenders, the Royal Bank of Scotland, or "RBS", HSH Nordbank, or "HSH", DVB Bank, or "DVB", ALPHA BANK or "ALPHA" and EMPORIKI BANK or "EMPORIKI", maturing from 2008 through 2019.

As of June 30, 2009, our overall cash deposits with banks and cash at hand were $22.8 million. Nevertheless, due to restrictions resulting from our debt covenants, our deposits are presented under restricted cash and hence our cash and cash equivalents is $0 million.

Breach of Loan Covenants

As of the date of this report we are in breach of certain loan covenants. We have received waivers and amended respective loan agreements with all five of our lenders in relation to loan covenant breaches that took place as of December 31, 2008. The only outstanding amendments are in relation to: (i) the drybulker financing with DVB which agreement has been in effect since April 2009 even though the legal documentation has been delayed and (ii) HSH financings, for which we have not yet managed to lower the adjusted net worth covenant below $125 million (Consolidated Condensed Financial Statements - Note 10).

As of June 30, 2009, we were in breach of other covenants not previously waived, relating to minimum liquidity, adjusted net worth and asset values of product tankers with certain banks. As of the date of this report, we have received waivers and amended certain loan agreements with RBS and DVB and we are currently in negotiations with lenders in relation to remaining breaches. As a result of these breaches, and due to cross-default provisions within our loan agreements, we have classified all our debt as current to our interim consolidated condensed financial statements included in current report on form 6-K. Cross-default provisions provide that if we are in default with regards to a specific loan, then we are automatically in default of all our loans containing cross-default provisions. For this reason, we are not able to breakdown our debt obligations into current and long term unless we are able to receive waivers for all covenant breaches. During 2009, we expect to be in breach of covenants relating to the minimum liquidity as defined by each bank not currently in breach (See below Working Capital Requirements and Sources of Capital) and may also be in breach of EBITDA covenants as defined by each bank.

A violation of covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

For details of credit facilities' amendments and discussion about waivers refer to the Consolidated Condensed Financial Statements - Note 10.

Working Capital Requirements and Sources of Capital

As of June 30, 2009, we had a working capital deficit (current assets – current liabilities) of $433.8 million.  This working capital deficit was composed of the following (figures in millions):

Cash (non restricted)	$0
Other current assets	$7.9
Total current assets	$7.9
Current portion of debt	$39.7
Principal payments due in more than one year classified as current due to breach of loan covenants	$365.0
Other current liabilities	$37.0
Total current liabilities	$441.7
Working Capital Deficit (current assets less current liabilities)	$433.8

As of June 30, 2009, our material capital requirements for the coming 12 months were as follows (figures in millions):

Long term debt	$404.7
Interest payments	$16.7
Operating leases	$2.0
Total requirements:	$423.4
The total capital available as of June 30, 2009 was as follows (figures in millions):
Cash – non restricted	$0
Undrawn amount from unsecured bridge loan financing for working capital (Euros 1.5 million)	$2.1

Total available capital:	$2.1
Cash shortfall (Total Requirements less Total available capital)	$421.3

We expect that our lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.  If we adjust the cash shortfall for this assumption, and thereby exclude "Principal payments due in more than one year classified as current due to breach of loan covenants", then the cash shortfall becomes $56.3 million.

We believe that, if necessary, banks will allow us to make use of a certain portion of the restricted cash of $22.8 million provided that such amount goes towards loan repayments but we cannot be certain of the amount that we will be allowed to use, if at all.

We intend to make up the shortfall in working capital from cash generated from operations as well as from proceeds of an equity offering or at the market sales which will be initiated during the second half of 2009. We do not expect bank financing to be available for working capital purposes.

Following the termination of the last leases we expect cash flow from operations to be positive for the coming twelve months. Gross revenue from fixed employment of our vessels, under time charter or bareboat charters, amounts to approximately $418.0 million.

Cash Flow Information

Cash and cash equivalents decreased by $46.2 million to $0 million as of June 30, 2009 compared to $46.2 million as of December 31, 2008. The decrease resulted primarily from the settling of our capital commitments with regards to the delivery of our six newbuildings and the termination of our leases.

NET CASH FROM (USED IN) OPERATING ACTIVITIES—operating cash deficit increased by 197.1% for the first six months of 2009 to $10.4 million compared to $3.5 million for the respective period in 2008. The increase in the deficit was mainly due to the termination of our last five leases in the first six months of 2009. We expect positive operating cash flow in future reporting periods since the overall revenue from our vessels covers all operating costs. Our revenue is almost entirely fixed due to time charter and bareboat charter employment of our vessels.

NET CASH FROM (USED) IN INVESTING ACTIVITIES—the first six months of 2009 ended with net cash outflows of $92.0 million which is due to the delivery of our  five newbuildings and progress payments for our sixth newbuilding during the same period offset by a decrease in restricted cash. We do not have any new investments planned as of the date of this report.

NET CASH FROM (USED IN) FINANCING ACTIVITIES— the first six months of 2009 ended with net cash inflows of $56.1 million relating to the drawdown of our debt facilities to finance the delivery of our newbuildings. A loan prepayment of $9.5 million made during this period relates to the DVB dry bulk facility whereby the payment was made almost one month earlier than the scheduled payment in order to help us receive a waiver relating to loan covenant breaches.

TOP SHIPS INC.
INDEX TO UNAUDITED INTERIM  CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended June 30,
	2008	2009

REVENUES:

Revenues (Notes 4 )	$149,324	$58,429

EXPENSES:

Voyage expenses (Note 16)	23,617	2,585
Charter hire expense (Note 6)	33,842	10,806
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(2,703)	(7,750)
Lease termination expense	-	15,385
Other vessel operating expenses (Note 16)	44,427	18,159
Dry-docking costs	9,032	4,202
Depreciation (Note 8)	20,952	14,309
Sub-Manager fees	731	283
Other general and administrative expenses	14,431	9,586
Foreign currency (gains) / losses, net	551	9
Gain on sale of vessels	(200)	-

Operating income (loss)	4,644	(9,145)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 10 and 17)	(18,137)	(5,764)
Gain / (loss) on financial instruments (Note 11)	(11,607)	264
Interest income	663	208
Other, net	7	(142)

Total other expenses, net	(29,074)	(5,434)

Net Loss	$(24,430)	$(14,579)

Loss per common share, basic and diluted (Note 15)	$(1.07)	$(0.53)

Weighted average common shares outstanding, basic and dilluted	22,738,815	27,509,700

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
DECEMBER 31, 2008 AND JUNE 30, 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2008	2009

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$46,242	$0
Deposit for Lease Termination (Note 6)	0	2,500
Trade accounts receivable, net of provision of $3,275 and $3,722 as of December 31, 2008 and June 30, 2009, respectively	4,208	2,146
Insurance claims	173	0
Inventories	965	635
Advances to various creditors	776	754
Prepayments and other	4,724	1,890

Total current assets	57,088	7,925

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 7)	159,971	35,257
Vessels, net (Notes 8)	414,515	647,160
Other fixed assets, net (Note 5)	6,545	6,253

Total fixed assets	581,031	688,670

OTHER NON CURRENT ASSETS:

Long-term receivables (Note 6)	7,681	0
Restricted cash	52,575	22,842

Total assets	$698,375	$719,437

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 10)	$342,479	$404,675

Current portion of financial instruments (Note 11)	16,438	14,293
Accounts payable	8,968	6,156
Other current liabilities	5,000	-
Lease Termination Fee (Note 6)	-	2,500
Accrued liabilities	7,435	8,509
Unearned revenue	6,614	5,542

Total current liabilities	386,934	441,675

FAIR VALUE OF BELOW MARKET TIME CHARTER (Note 9)	3,911	-

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 6)	15,479	49

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 29,901,048 and 29,537,700 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively (Note 13)	283	281
Additional paid-in capital (Note 13)	271,056	271,299
Accumulated other comprehensive income	24	24
Retained earnings	20,688	6,109

Total stockholders' equity	292,051	277,713

Total liabilities and stockholders' equity	$698375	$719,437

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated
				Additional	Other
	Comprehensive	Common Stock		Paid-in	Comprehensive	Retained
	Loss	# of Shares	Par Value	Capital	Income	Earnings	Total

BALANCE, December 31, 2008		29,901,048	$283	$271,056	$24	$20,688	$292,051

Net Loss	$(14,579)	-	-	-	-	(14,579)	(14,579)
Stock based compensation, net of forfeitures	-	(4,747)	2	1,033	-	-	1,035
Repurchase and cancellation of common stock (358,601 shares)	-	(358,601)	(4)	(728)	-	-	(732)
Equity issuance costs	-	-	-	(62)	-	-	(62)

Comprehensive Loss	$(14,579)	-	-	-	-	-	-

BALANCE, June 30, 2009		29,537,700	$281	$271,299	$24	$6,109	$277,713

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009

(Expressed in thousands of U.S. Dollars)

	June 30,
	2008	2009

Cash Flows from (used in) Operating Activities:

Net Loss	(24,430)	(14,579)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	21,328	14,754
Amortization and write off of deferred financing costs	4,073	597
Stock-based compensation expense	948	1,035
Change in fair value of financial instruments	11,160	(2,145)
Financial instrument termination payments	(3,300)	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(2,703)	(7,750)
Amortization of fair value of below market time charter	(10,953)	(3,911)
Loss on sale of other fixed assets	25	93
Gain on sale of vessels	(200)	-
(Increase) Decrease in:
Deposit for Lease Termination	-	(2,500)
Trade accounts receivable	(1,330)	2,062
Insurance claims	(1,471)	22
Inventories	1,063	330
Advances to various creditors	58	22
Prepayments and other	1,231	2,834
Increase (Decrease) in:
Lease termination Fee	-	2,500
Accounts payable	(5,238)	(3,153)
Accrued liabilities	4,922	486
Unearned revenue	1,272	(1,072)

Net Cash from (used in) Operating Activities	(3,545)	(10,375)

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease	5,500	-
Principal payments paid under capital lease	(68,828)	-
Advances for vessels acquisition / under construction	(37,070)	(19,573)
Vessel acquisitions and improvements	(118,142)	(102,102)
Insurance claims recoveries	1,297	151
Increase in restricted cash	(3,500)	-
Decrease in restricted cash	-	29,733
Net proceeds from sale of vessels	140,259	-
Net proceeds from sale of fixed assets	49	197
Acquisition of other fixed assets	(601)	(399)

Net Cash from (used in) Investing Activities	(81,036)	(91,993)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	158,078	92,660
Principal payments of long-term debt	(24,191)	(20,644)
Prepayment of long-term debt	(101,193)	(9,500)
Financial instrument termination payments	-	(5,000)
Financial instrument upfront receipt	1,500	-
Issuance of common stock, net of issuance costs	50,601	(62)
Cancellation of fractional shares	(2)	-
Repurchase and cancellation of common stock	-	(732)
Payment of financing costs	(1,417)	(596)

Net Cash from Financing Activities	83,376	56,126

Net increase (decrease) in cash and cash equivalents	(1,205)	(46,242)

Cash and cash equivalents at beginning of the period	26,012	46,242

Cash and cash equivalents at end of the period	24,807	0

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	12,834	7,646

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	12,647	-
Amounts owed for capital expenditures	364	609

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying interim consolidated condensed financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) ("TOP") and its wholly owned subsidiaries (collectively the "Company") and have been prepared in accordance with U.S generally accepted accounting principles ("U.S GAAP") for interim financial information. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission (the "SEC") on June 29, 2009.

These consolidated condensed financial statements have been prepared on the same basis as the financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and, in the opinion of the management, reflect all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

2.      Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008. There have been no material changes to these policies in the six-month period ended June 30, 2009, other than noted below.

(aa) Recently Issued Accounting Pronouncements:

(a) In March 2008, the FASB issued Statement SFAS No 161, "Disclosure about Derivative Instruments and Hedging Activities," ("SFAS No. 161"), which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement does not require comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 in the first quarter of 2009 and provided SFAS No. 161 disclosures in Note 11.

(b) In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instrument Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to non forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted share units granted under its equity incentive plan are participating securities because the restricted share units participate in dividends. FSP EITF 03-6-1 was effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 in 2009, which was retrospectively applied to 2008 (Note 15).

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies– (continued):

(c) In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165:

-Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and non recognized subsequent events (Type II).

-Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

-Indicates that management should consider supplementing historical financial statements with the pro forma impact of non recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of SFAS No. 165 in the second quarter of 2009 did not have significant impact on the Company's financial statements.

(d) In June, 2009 the FASB issued Statement No. 168, FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non authoritative." Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company's financial statements.

(bb) Reclassification of Prior Year Balances: Certain amounts in the 2008 consolidated condensed financial statements have been reclassified to conform to the 2009 presentation. The reclassification had no impact on the results of operations of the Company. Gain / (loss) on financial instruments for the six months ended June 30, 2008 has been adjusted in order to include the swap interest expense which was previously reported within Interest and Finance Costs.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.      Going Concern:

As of the date of these financial statements the Company was in breach of certain covenants relating to the Company's overall outstanding indebtedness of $404,675. We have received waivers and amended respective loan agreements in relation to some of these breaches (Note 10).

Covenant breaches constitute an event of default and could result in the lenders requiring immediate repayment of the loans. As a result of these covenant breaches and cross-default provisions, the Company has classified all its debt as current in the consolidated condensed financial statements. A cross-default provision means that if the Company is in default with regards to a specific loan then it is automatically in default of all its loans with cross-default provisions. For this reason, the Company is not able to breakdown its debt obligations into current and long term unless it is able to receive waivers for all covenant breaches. The amount of long term debt that has been reclassified and presented together with current liabilities amounts to $364,968.

Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations and proceeds of an equity offering that is expected to be effected during the second half of 2009. Management does not expect that cash generated from the operations of the vessels owned or operated by the Company to be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders. However, it is management's belief that the banks will not accelerate the Company's loan repayments as long as loan installments are paid on time.

The consolidated condensed financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.      Segment Reporting:

The following tables present segment results for the six months ended June 30, 2008 and 2009, respectively:

Six months ended June 30, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

REVENUES:

Revenues	104,669	33,702	10,953	149,324

EXPENSES:

Voyage expenses	21,987	1,630	-	23,617
Charter hire expense	33,842	-	-	33,842
Amortization of deferred gain on sale and leaseback of vessels	(2,703)	-	-	(2,703)
Other vessel operating expenses	38,824	5,603	-	44,427
Dry-docking costs	9,032	-	-	9,032
Depreciation	11,658	9,294	-	20,952
Sub-Manager fees	693	38	-	731
Other general and administrative expenses	11,397	3,034	-	14,431
Foreign currency (gains) / losses, net	-	-	551	551
Gain on sale of vessels	(2,368)	2,168	-	(200)

Operating income (loss)	(17,693)	11,935	10,402	4,644

Interest and finance costs	(9,535)	(8,602)	-	(18,137)

Segment income (loss)	(27,228)	3,333	10,402	(13,493)

Gain / (loss) on financial instruments				(11,607)
Interest income				663
Other, net				7

Net Income (loss)				(24,430)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $10,953 less the foreign currency losses, net of $551. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company’s resources.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.      Segment Reporting – (continued):

Six months ended June 30, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

REVENUES:

Revenues	25,032	29,486	3,911	58,429

EXPENSES:

Voyage expenses	1,003	1,582	-	2,585
Charter hire expense	10,806	-	-	10,806
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,750)	-	-	(7,750)
Lease Termination expense	15,385			15,385
Other vessel operating expenses	13,283	4,876	-	18,159
Dry-docking costs	4,202	-	-	4,202
Depreciation	4,806	9,503	-	14,309
Sub-Manager fees	242	41		283
Other general and administrative expenses	6,372	3,214	-	9,586
Foreign currency gains (losses), net	-	-	9	9
Gain on sale of vessels	-	-	-	-

Operating income (loss)	(23,317)	10,270	3,902	(9,145)

Interest and finance costs	(2,709)	(3,055)	-	(5,764)

Segment income (loss)	(26,026)	7,215	3,902	(14,909)

Gain / (loss) on financial instruments				264
Interest income				208
Other, net				(142)

Net Income (loss)				(14,579)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $3,911 less the foreign currency gains, net of $9. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company’s resources.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.      Segment Reporting – (continued):

A reconciliation of segment assets, liabilities and cash flows to amounts presented in the consolidated balance sheets and cash flow statements is as follows as of December 31, 2008 and as of June 30, 2009 respectively:

As of December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	4,418	(210)	-	4,208
Vessels, net	79,056	335,459	-	414,515
Current portion of long-term debt	165,965	176,514	-	342,479
Total assets at December 31, 2008	275,932	351,331	71,112	698,375
Cash paid for vessels	-	118,142	-	118,142
Cash paid for advances for vessels acquisition	37,070	-	-	-

(1)	Unallocated mainly relates to cash and cash equivalents and restricted cash of $61,389 and other fixed assets of $6,545, which are not allocated to indvidual segments.

As of June 30, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	1,443	703	-	2,146
Vessels, net	321,204	325,956	-	647,160
Current portion of long-term debt	252,601	152,074	-	404,675
Total assets at June 30, 2009	373,092	335,144	11,201	719,437
Cash paid for vessels	102,102	-	-	102,102
Cash paid for advances for vessels acquistion	19,573	-	-	-

(1)	Unallocated mainly relates to cash and cash equivalents and restricted cash of $3,340 and other fixed assets of $6,253, which are not allocated to individual segments.

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A., is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of our premises. As of December 31, 2008, the total contracted cost amounted to Euro 2,959 or $4,112 (based on the Dollar/Euro exchange rate as of December 31, 2008), out of which Euro 3,402, inclusive of the applicable VAT, or $4,555 (based on the Dollar/Euro exchange rate as of December 31, 2008) was paid up to December 31, 2008 and is included in the $4,698 renovation works. As of June 30, 2009, the total contracted cost amounted to Euro 2,959 or $4,175 (based on the Dollar/Euro exchange rate as of June 30, 2009), out of which Euro 3,432, inclusive of the applicable VAT, or $4,842 (based on the Dollar/Euro exchange rate as of June 30, 2009) was paid up to June 30, 2009 and is included in the $4,740 renovation works. The renovation works are included in Other fixed assets, net, which are separately presented in the accompanying June 30, 2009 consolidated condensed balance sheet and are depreciated over the lease period, which is 12 years.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Transactions with Related Parties – (continued):

(b) Cardiff Marine Inc. ("Cardiff"): Both Cardiff and Sphinx Investment Corp. are controlled by Mr. George Economou who has been a related party since April 2008, when we privately placed $7.3 million with various investors. As of June 30, 2009, Sphinx Investment Corp. holds approximately 13.99% of the Company's outstanding common stock. Cardiff provides the Company with chartering and sale and purchase brokerage services. During the twelve months ended December 31, 2008, Cardiff charged the Company $4,245 for commissions for vessels' acquisitions, included in Vessels, net. During the six months ended June 30, 2008 and 2009, Cardiff charged the Company $258 and $496 for chartering services, included in Voyage expenses. As of December 31, 2008, the amount due to Cardiff was $197, which is included in Accrued Liabilities. As of June 30, 2009 the amount due to Cardiff was $128, out of which $61 is included in Accounts Payable and $67 is included in Accrued Liabilities.

6.       Leases:

A. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

Sale and Leaseback of Vessels:

The amortization of the deferred gain on sale and leaseback of vessels and write-off of seller's credit of $2,703 and $7,750, for the six months ended June 30, 2008 and 2009, respectively, is separately reflected in the accompanying consolidated condensed statements of operations. For the six months ended June 30, 2008, this amount includes expenses related to the sale of the M/T Faultless of $945 and accelerated amortization of deferred gain for the same vessel of $1,052. For the six months ended June 30, 2009 this amount includes $222 amortization of deferred gain on sale and leaseback of M/T Relentless and $1,372 of accelerated amortization of deferred gain due to lease termination of M/T Relentless as per agreement dated April, 3 2009. The deferred gain on sale and leaseback of this vessel of amount of $49 as of June 30, 2009, which is separately reflected in the accompanying consolidated condensed balance sheet, relates to the unamortized portion as this vessel was redelivered to its owners and lease was terminated on July 3, 2009.  For the six months ended June 30, 2009 the amount also includes $1,348 amortization of deferred gain on sale and leaseback for vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard and $12,719 of accelerated amortization of deferred gain on sale and leaseback of these vessels offset by write-off of the seller's credit of $7,911, due to lease termination effective June, 24, 2009.

During the six months ended June 30, 2008 and 2009, lease payments relating to the bareboat charters of the above mentioned vessels were $33,842 and $10,806 respectively and are separately reflected as Charter hire expense in the accompanying consolidated condensed statements of operations.

On June 24, 2009, the Company terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11,750 in termination fees and expenses. In addition to the termination fee and expenses, the Company also paid bareboat hire up to July 15, 2009 of an amount of $1,109 and forfeited its right to receive the Seller's credit, amounting to $7,911 as of the date of termination, which would have been received upon expiration of the bareboat charter, and the Company has undertaken to pay for the dry-dock of the M/T Spotless which was completed during July 2009. The bareboat charter would have expired in 2011. The Company will remain the manager of these vessels until the expiration of their current time charters, in early 2010, and will be reimbursed by the owners for all expenses incurred. The lease termination payments of $11,750 and $1,109 are included in the Lease Termination Expenses in the accompanying consolidated condensed statements of operations.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.      Leases – (continued):

On July 3, 2009 the Company redelivered the M/T Relentless to its owners and paid a termination fee of $2,500 as part of a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. In addition to the termination fee the Company had undertaken to perform certain works on the vessel prior to its redelivery which involved additional costs. From the date of the agreement until the date of redelivery the bareboat hire had been set at $7,000 per day. The termination fee of $2,500 is included in the Lease Termination Expenses in the accompanying consolidatedcondensed  statements of operations.  This was the last leased vessel in the Company's fleet.

B. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSOR

Charter agreements:

All of the Company's time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of June 30, 2009, the Company operated thirteen vessels, of which twelve were owned and one was leased pursuant to sales and leaseback arrangements discussed above. As of June 30, 2009, seven of the vessels were operating under long-term time charters and six under bareboat charters.

Future minimum time-charter receipts, based on vessels committed the long-term non-cancellable time and bareboat charter contracts that expire in more than one year, as of June 30, 2009, are as follows:

Year ending December 31,	Time Charter receipts
2009 (remainder)	38,520
2010	75,459
2011	56,714
2012	45,019
2013	31,196
2014 and thereafter	106,168
353,076

On August 4, 2009, the Company received a notification from the bareboat charterer of the M/V Papillon (ex VOC Gallant), wherein such charterer declared its intention to pay a reduced charterhire rate of $18 per day, rather than $24 per day on a bareboat basis as is set forth in the charterparty. As a result, the Company believes that such charterer is in breach of the charterparty agreement, and has commenced arbitration proceedings against such charterer to recover amounts due. The effect of the reduced charterhire in the future time charter receipts amounts to $6,390 until the expiration of the bareboat charter in 2012.

7.      Advances for Vessels Acquisitions / under Construction:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price is $285,380 and is payable in five installments as follows: 15% is payable upon arrangement of the refund guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.      Advances for Vessels Acquisitions / under Construction – (continued):

upon launching and 30% upon delivery of the vessel. The vessels' construction is partially financed from long-term bank financing discussed in Note 10. The first installment for the six vessels of $42,807 was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109,229 was paid during 2008. The third installment for one vessel, the fourth installment for four vessels and the delivery installment for five vessels in an aggregate amount of $119,024, was paid up to June 30, 2009. Five out of six vessels were delivered during the first and second quarters of 2009. The remaining vessel was delivered on August 3, 2009.

The Advances for vessels acquisitions / under construction as of June 30, 2009 are analyzed as follows:

	Construction installments	Capitalized interest	Capitalized costs	Total
Balance, January 1, 2009	152,036	6,568	1,367	159,971
- Transfer to vessel cost	(237,649)	(6,698)	(2,607)	(246,954)
- Additions	119,024	1,366	1,850	122,240
Balance, June 30, 2009	33,411	1,236	610	35,257

8.      Vessels, net:

The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Vessels, net
Balance, January 1, 2009	447,161	(32,646)	414,515
- Additions	246,954	-	246,954
- Depreciation	-	(14,309)	(14,309)
Balance, June 30, 2009	694,115	(46,955)	647,160

During 2009, the Company took delivery of five out of six 50,000dwt product / chemical tankers from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea, as follows:

•	On February 19, 2009, the Company took delivery of the M/T "Miss Marilena", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,400.
•	On February 23, 2009, the Company took delivery of the M/T "Lichtenstein", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,550.
•
On March 19, 2009 and March 26, 2009, the Company took delivery of the M/T "Ionian Wave" and the M/T "Tyrrhenian Wave", which are employed on a bareboat time-charter for a period of 7 years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

•	On May 22, 2009, the Company took delivery of the M/T "Britto", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,550.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. For the six months ended June 30, 2008 and 2009, the amortization of the fair value of the time charter contracts totaled $10,953 and $3,911, respectively and is included in Revenues in the accompanying June 30, 2009 consolidated condensed statement of operations. The remaining unamortized fair value of amount $3,911 as of December 31, 2008 relates to M/V Papillon (ex Voc Gallant) and was fully amortized up to June 30, 2009.

10.	Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed per financing bank and relevant borrower / vessel as follows:
	Borrower / Vessel(s)	December 31, 2008	June 30, 2009

(a)	RBS
	The Company / Dauntless, Ioannis P	60,599	56,450
(b)	HSH
	Amalfi / Amalfi	24,570	23,508
	Jeke / Papillon (ex VOC Gallant)	28,074	25,653
	Warhol / Miss Marilena	22,697	39,065
	Indiana / Tyrrhenian Wave	16,266	28,348
	Britto / Britto	16,266	34,713
(c)	DVB
	Banksy / Ioanian wave	16,169	33,170
	Hongbo / Hongbo	9,479	22,777
	Japan II / Astrale	40,532	27,377
(d)	ALPHA
	Japan III / Cyclades	36,816	32,333
	Lichtenstein / Lichtenstein	24,489	38,078
(e)	EMPORIKI
	Japan I / Pepito	46,522	43,203
	Total	342,479	404,675
	Less- current portion	-342,479	-404,675
	Long-term portion	-	-

(a) RBS:

As of June 30, 2009, the Company had an outstanding balance of $56,450, excluding unamortized financing fees, in its revolving credit facility. As of the same date, the Company was not in compliance with the security value maintenance covenant for which it received a waiver as described below.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Long-term Debt – (continued):

On July 31, 2009, the Company amended the loan with RBS to (i) waive the minimum security covenant until March 31, 2010, (ii) amend the repayment schedule, (iii) decrease the operating account balance to be maintained with RBS from $5,000 to $200, (iv) amend the definition of the EBITDA waiver to exclude one-off lease termination fees, (v) adjust the margin to 2.5% and (vi) add a cash sweep mechanism whereby a certain amount of cash earned by M/T Ioannis P and M/T Dauntless will be applied in the inverse order of maturity to the amount outstanding under the loan agreement.

On August 6, 2009 the Company signed a term sheet with RBS whereby the group liquidity should not be less than $15,000, of which a minimum of $5,000 should be unencumbered (thereby rectifying the breach that existed as of June 30, 2009).

(b) HSH:

As of June 30, 2009, the Company's subsidiaries had a total outstanding balance with HSH, excluding unamortized fees, of $151,287 under two facilities (bulker financing and product tanker financing). As of the same date, the borrowers were not in compliance with the asset maintenance covenants relating to the product tanker financing and the adjusted net worth covenant relating to the Company.

The Company is currently in discussions to receive waivers for both of these breaches.

(c) DVB:

As of June 30, 2009, the Company's subsidiaries had a total outstanding balance with DVB, excluding unamortized fees, of $83,324 under two facilities (bulker financing and product tanker financing). As of the same date, the borrowers were not in compliance with the minimum cash balance covenant relating to the Company.

On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to reduce the minimum liquidity required from $20,000 to $5,000 (thereby rectifying the breach that existed as of June 30, 2009) and to take account of a bridge loan of $12,500, also from DVB, used in the financing of the delivery installment of the Hongbo. The bridge loan has a term of one year and carries a margin of 6.0%. In connection with this amendment and bridge loan, the Company issued 12,512,400 of its common shares to Hongbo Shipping Company Limited, a wholly owned subsidiary of the Company, who pledged these shares in favor of DVB. This pledge was granted as security and must remain in an amount equal to 180% of the outstanding bridge loan, which amount will be tested at the end of each fiscal quarter. The Company also agreed to file a registration statement on behalf of Hongbo Shipping and its transferees, assignees, donees, pledgees or other successors-in-interest for the resale of such shares and use our best efforts to keep the registration statement effective during the security period under the loan documentation.

(d)ALPHA:

As of June 30, 2009, the Company's subsidiaries had a total outstanding balance with ALPHA, excluding unamortized fees, of $70,411 under two facilities (bulker financing and product tanker financing). As of the same date, the borrowers were not in compliance with the minimum cash balance covenant relating to the Company. The Company is currently in discussions to receive a waiver for this breach.

(e) EMPORIKI:

As of June 30, 2009, the Company's subsidiary had an outstanding balance with EMPORIKI, excluding unamortized fees, of $43,203. As of the same date, the borrower was not in compliance with the asset maintenance covenant and the leverage ratio and corporate liquidity relating to the Company.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Long-term Debt – (continued):

On August 5, 2009, the Company amended the loan with Emporiki and received waivers until March 31, 2010 for breaches of asset maintenance clause and minimum leverage ratio defined as Total Liabilities divided by Total Assets adjusted to fair market value of vessels. The amendment signed provides for (1) an increase in margin from 1.10% to 2.50% until March 31, 2010. From April 1, 2010 the margin and until maturity of the loan the margin will be 1.75%, (2) an addendum to the first mortgage in form and substance satisfactory to the bank.

   Other loans

On July 27, 2009, the Company's entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing due the temporary shortage experienced following the termination of the leases. The loan is of a principal amount of Euros 2,500 (approximately $3,500 at conversion rate of $1.4 to 1 Euro). The term loan has a term of three months and carries a margin of 9.0% per annum. As of the date of this filing, the Company had an undrawn amount of Euros 1,500 (approximately $2,100).

As of June 30, 2009 our total undrawn amount under our newbuildings' financing facilities was $16,612.

Loans Securities: The loans are secured as follows:

• Mortgages over the Company's vessels;
• Assignments of insurance and earnings of the mortgaged vessels;
• Corporate guarantee of TOP Ships Inc;
• Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of June 30, 2009, the Company was not in compliance with certain covenants as discussed above. In accordance with FASB Statement No. 78, "Classification of Obligations that are Callable by the Creditor", the Company has classified all its debt obligations as current at December 31, 2008 as a result of cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries. A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision.

During the rest of 2009, the Company may also be in breach of other banks' covenants relating to overall liquidity of the Company and EBITDA covenants as defined by each bank.

Interest Expense: Interest expense for the six months ended June 30, 2008 and 2009, amounted to $12,224 and $4,905 respectively and is included in interest and finance costs in the accompanying consolidated condensed statements of operations (Note 17).

Financing Costs: The additions in deferred financing costs amounted to $4,129 and $916 as of December, 31 2008 and June 30, 2009. For 2009 this figure is mainly due to obtaining loan covenant waivers.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Principal Repayments: The annual principal payments required to be made after June 30, 2009, are as follows:

Period	Amount
July 1, 2009	409,422
Excluding unamortized financing fees	(4,747)
404,675

11. Financial Instruments:

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of June 30, 2009, the Company's outstanding interest rate swaps had a combined notional amount of $163,634.

The Company's interest rate swaps did not qualify for hedge accounting. Under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities, (as amended and interpreted)" ("SFAS No. 133"), the Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in " Gain / (loss) on financial instruments" in its consolidated condensed statement of operations as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated condensed balance sheets and derivative losses in the consolidated condensed statements of operations are presented below:

		Liability Derivatives
		December 31, 2008	June 30, 2009
Interest rate swaps not designated as hedging instruments under SFAS No. 133	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$16,438	$14,293

Total Derivatives		$16,438	$14,293

		June 30, 2008	June 30, 2009
Derivative Instruments not designated as hedging instruments under SFAS No. 133	Location of (Loss) recognized
Interest rate swaps	Gain / (loss) on financial instruments	$(7,737)	$264
Interest rate derivative product	Gain / (loss) on financial instruments	$(3,870)
Total Gain / (Loss) on Derivatives		$(11,607)	$264

The Company's interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS 157 "Fair Value Measurements". The following table summarizes the valuation of our financial instruments as of June 30, 2009.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Financial Instruments – (continued):

		Fair Value Measurement at Reporting Date Using Quoted Prices in

	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$14,293	-	$14,293	-

12.    Commitments and Contingencies:

As at June 30, 2009 the Company had under construction one Handymax product / chemical tanker scheduled for delivery in August 2009, at a total cost of $47,730.The remaining expected payment as of June 30, 2009 was $14,319 in 2009.  On August 3, 2009, the Company took delivery of Hongbo from SPP. Hongbo is the sixth out of the six 50,000 dwt newbuilding product / chemical tankers scheduled to be delivered in 2009. Hongbo entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550. In connection with this delivery, the Company made a drawdown in the amount of $3,600 from the $80,000 loan facility with DVB Bank and $12,500 from a bridge loan in connection with an amendment to the loan facility entered into with DVB on July 31, 2009 (Note 10).

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated condensed financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated condensed financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

13.    Common Stock and Additional Paid-In Capital:

Share Repurchase Program: During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share for the duration of one year.

Share repurchases started during the fourth quarter of 2008 and the transactions were open market based through the NASDAQ under Rule 10b-18 of the Exchange Act.

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 358,601 shares from the open market at an average price of $2.02. As a result, the Company's common stock and additional paid-in capital were reduced by $728 and $4 respectively as of June 30, 2009.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed  Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.    Stock Incentive Plan:

A summary of the status of the Company's vested and non-vested shares as of June 30, 2009 and movement during the six months ended June 30, 2009, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As at January 1, 2009	2,077,264	$6.42
Vested during the six months ended June 30, 2009	(11,830)	$9.14
Forfeited during the six months ended June 30, 2009	(4,747)	$12.45
As at June 30, 2009	2,060,687	$6.39

Number of vested shares
As at January 1, 2009	886,995
Non-vested shares granted in 2007 and 2008, vested during the six months ended June 30, 2009	11,830
As at June 30, 2009	898,825

The compensation expense recognized in the six months ended June 30, 2008 and 2009 was $948 and $1,035 and is included in the Other general and administrative expenses in the consolidated condensed  statements of operations. As of June 30, 2009, the total unrecognized compensation cost related to non-vested share awards is $4,174, which is expected to be recognized by September 30, 2013.

The total fair value of shares vested during the six months ended June 30, 2008 and 2009 was $0 and $19 respectively.

The Company estimates the future forfeitures of non vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

15.  Loss Per Common Share:

All shares issued (including non-vested shares issued under the Company's 2005 Stock Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by FSP EITF 03-6-1. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed  Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Loss Per Common Share-(continued):

On January 1, 2009 the Company adopted FSP EITF 03-6-1, which clarifies that non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. This standard was applied retroactively to all periods presented. Non-vested, participating shares did not impact basic loss per share for the six months periods ended June 30, 2008 and 2009 due to losses. Refer to Note 2 (aa), "Recently Issued Accounting Pronouncements," for additional information related to FSP EITF 03-6-1.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the six months ended June 30, 2008 and 2009 are as follows:

	Six Months Ended June 30,
	2008	2009

Net loss available to common shareholders	$(24,430)	$(14,579)

Weighted average common shares outstanding, basic and diluted	27,738,815	27,509,700

Loss per share, basic and diluted	$(1.07)	$(0.53)

For the six months ended June 30, 2008 and 2009, 404,417 and 2,060,687, shares respectively, which constitute the number of non-vested shares as at each of the six months end as presented in the table under Note 14 above, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed  Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.    Voyage and Other Vessel Operating Expenses:

The amounts in the accompanying consolidated condensed statements of operations are as follows:

Voyage Expenses	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Port charges	3,668	3
Bunkers	14,621	562
Commissions	5,328	2,020
Total	23,617	2,585

Other Vessel Operating Expenses	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Crew wages and related costs	16,489	7,639
Insurance	3,387	2,000
Repairs and maintenance	16,670	4,843
Spares and consumable stores	7,783	3,598
Taxes	98	79
Total	44,427	18,159

17.    Interest and Finance Costs:

The amounts in the accompanying consolidated condensed statements of operations are as follows:

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Interest on long-term debt	13,448	6,271
Less: capitalized interest (Note 7)	(1,224)	(1,366)
Interest on capital leases	1,219	-
Bank charges	621	262
Amortization and write-off of financing fees	4,073	597
Total	18,137	5,764

TOP SHIPS INC.
Notes to Unaudited Interim Consolidated Condensed  Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.    Subsequent events:

We have evaluated subsequent events through August 13, 2009, the date the financial statements were issued.

SEDA: On July 1, 2009, the Company entered into a structured equity distribution agreement with YA Global Master SPV Ltd.

Any other events subsequent to June 30, 2009 are detailed above under relevant Notes.

SK 23116 0001 1021744 v2